UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1. Press Release entitled “Telefônica Brasil S.A. – Notice of Material Fact - Approval of the corporate reorganization of the Company’s wholly-owned subsidiaries and controlled companies”, dated on June 11, 2013

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

R ELEVAN T FACT

Telefônica Brasil S.A. (“Telefônica” or "Company"), in the form and for the purposes of CVM Instructions nº 319/99 and 358/02, as amended, and, in supplementation to the Relevant Fact disclosed on March 15, 2012 (“Initial Relevant Fact”), hereby inform to the public that, on this date, its Board of Directors approved the terms and conditions of the corporate reorganization of the Company’s wholly-owned subsidiaries and controlled companies, with a view to obtain a rational performance of the services provided by the subsidiaries and concentration of such services in two operating companies, namely, the Company and its wholly-owned subsidiary, Telefônica Data S.A. (“TData”), under the following conditions (“Corporate Reorganization”):

1. Corporate Reorganization: As disclosed in the Initial Relevant Fact, the Company’s wholly-owned subsidiaries and directly or indirectly controlled companies shall be spun-off and merged into Telefônica, in such manner that economic activities other than telecommunication services, including Value-Added Services, as defined in art. 61 of the General Telecommunications Law (such activities being hereinafter jointly and generally referred to as “VAS”), provided by the wholly-owned subsidiaries/controlled companies, shall be performed solely by Telefônica Data S.A. and the telecommunication services shall be performed solely by the Company.

This segregation of activities is necessary because the Company is prevented, by law, from providing other than telecommunication services. In addition, concentrating the provision of telecommunication services into one sole legal entity will enable convergence, allowing a consolidated and confluent offer of telecommunication services and simplified offer of service packages, with consequent reduction in administrative and operating costs, and standardization and rationalization of the Companies’ operations.

1.1 Both the partial or full spin-off, as the case may be, and the merger of the net assets of the companies involved shall be carried out as of the same base date, in such manner that the following shall be merged into the Company: (i) the spun-off net assets of Telefônica Data S.A. (“TData”) resulting from the partial spin-off thereof, corresponding to the activities related to the provision of Multimedia Communication Service (“SCM”); (ii) the portion of the spun-off equity of the Company’s wholly-owned subsidiary, Vivo S.A. (“Vivo”) corresponding to the exploitation of the Personal Mobile Service (“SMP”),

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

of the SCM and of the Switched Fixed Telephone Service (“STFC”) for Local, Domestic and International Long Distance calls in Regions I and II of the General Concession Plan, resulting from its full spin-off; (iii) the portion of the spun-off equity of A. Telecom S.A. (“ATelecom”) corresponding to the activities related to the provision of the Conditioned Access Services (“SEAC”) (using DTH technology) and of the SCM, resulting from its spin-off; and (iv) Telefônica Sistema de Televisão S.A. (“TST”), which, prior to its merger into Telefônica, will start concentrating the activities related to SEAC and SCM services.

The simplified organization chart reproduced below shows the Current Shareholding Structure:

2. Prior corporate acts:

2.1 Merger of TVA Companies into TST: Immediately before the merger of TST into Telefônica, but at the same date thereof, Ajato Telecomunicação Ltda. (“Ajato”), a TST subsidiary, and companies GTR-T Participações e Empreendimentos S.A. (“GTR-T”) and Lemontree Participações S.A. (“Lemontree”), Telefônica’s wholly-owned subsidiaries, and their respective controlled companies, TVA Sul Paraná S.A.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

(“Sul Paraná”) and Comercial Cabo TV São Paulo S.A. (“CaTV”) (all of them jointly referred to as “TVA Companies”), shall be merged into TST.

In accordance with article 227 of Law no. 6404/76 (“LSA”), the TVA Companies were appraised by Ernst & Young Terco Auditores Independentes S.S., ad referendum to the general shareholders’ meeting of TST, as of base date April 30, 2013, at their book value, and their merger will result in an increase of the capital stock of TST, everything as set forth in the Protocol of Merger of TVA Companies into TST. Upon their merger into TST, the TVA Companies shall cease to exist. Except for the Company and for TST itself, the TVA Companies have no shareholder; therefore, the merger of the TVA Companies into TST shall not give rise to any right to reimbursement nor shall it require any protection to minority shareholders of the companies involved in the merger.

3. Merger of net assets and/or companies into the Company:

At the same date and in the same general meeting of Telefônica, resolutions shall be made with respect to the following transactions regarding the Company:

3.1 Merger of TST: In accordance with article 227 of the LSA, TST was appraised by Ernst & Young Terco Auditores Independentes S.S., at its book value, as of base date April 30, 2013 (“Base Date”). Considering the merger of TVA Companies immediately before the merger of TST into the Company, TST’s total net assets as of the Base Date, consolidated with the net assets corresponding to the sum of TST’s net assets combined with TVA Companies’ net assets (all of them as of the Base Date), to be merged into Telefônica, shall be two hundred and twenty-six million, one hundred and five thousand, five hundred and eighty-two reais and sixty-three cents (R$ 226,105,582.63).

3.2 Merger of TData’s spun-off net assets: TData shall be spun-off, in such manner as to segregate from its equity the net assets related to the provision of SCM services. In accordance with article 227 of the LSA, the portion of TData’s net assets to be merged into the Company was appraised by Ernst & Young Terco Auditores Independentes S.S, at their book value, as of base date April 30, 2013, ad referendum to the general meeting of the Company, at thirty-four million, seven hundred and twenty-three thousand, eight hundred and seventy-five reais and thirty-one cents (R$ 34,723,875.31). The merger of the net assets contemplated herein shall not result in an increase of the capital stock of the Company, nor in the issuance of new shares by the Company, once TData is a wholly-owned subsidiary thereof.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

3.3. Merger of the portion of Vivo’s spun-off net equity: Vivo shall be fully spun-off, in such manner as to segregate the activities related to exploitation of the SMP, from the SCM and the STFC, for Local, Domestic and International Long Distance calls in regions I and II of the General Concession Plan, and its net assets shall be merged into the Company. The VAS and other services not deemed as telecommunication services shall be merged into TData, whereby Vivo shall cease to exist. In accordance with article 227 of the LSA, the portion of Vivo’s spun-off net assets to be transferred to the Company was appraised by Ernst & Young Terco Auditores Independentes S.S, at its book value, as of base date April 30, 2013, ad referendum to the general meeting of the Company, at ten billion, two hundred and twenty-eight million, three hundred and fifty-two thousand, four hundred and forty-four reais and thirty-two cents (R$ 10,228,352,444.32). The merger of part of the net equity contemplated herein shall not result in an increase of the capital stock of the Company, nor in the issuance of new shares by the Company, nor in exchange of shares held by non-controlling shareholders of the spun-off company for shares in the surviving company, given that the Company is Vivo’s sole shareholder.

3.4. Merger of the portion of ATelecom’s spun-off net equity. ATelecom shall be fully spun-off, in such manner as to segregate the net assets related to the VAS services provided by ATelecom, which shall be merged into TData, with the net assets related to the remaining activities to be merged into Telefônica, whereby ATelecom shall cease to exist. In accordance with article 227 of the LSA, the portion of ATelecom’s spun-off net assets to be transferred to the Company was appraised by Ernst & Young Terco Auditores Independentes S.S., ad referendum to the general meeting of the Company, at their book value, as of base date April 30, 2013, at three hundred and forty-eight million, six hundred and twenty-three thousand, eight hundred and fourteen reais and sixty-four cents (R$ 348,623,814.64). The merger of part of the net equity contemplated herein shall not result in an increase of the capital stock of the Company, nor in the issuance of new shares by the Company, nor in exchange of shares held by non-controlling shareholders of the spun-off company for shares in the surviving company, given that the Company is A Telecom’s sole shareholder.

The above described mergers of companies and of net assets, as contemplated herein, shall not result in an increase of the capital stock of the Company, nor in the issuance of new shares by the Company, in such manner that the Corporate Reorganization shall not give rise to any change whatsoever in the equity interests currently held by the shareholders in the Company.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

No exchange of shares held by non-controlling shareholders of the spun-off company for shares in the surviving company shall be considered, given that the Company is or shall be, at the time of the merger of the assets and/or companies, as the case may be, the sole shareholder of the companies to be spun-off/merged. Accordingly, no appraisal report of the net equity at market price shall be required to be prepared for calculation of the exchange ratio of shares held by non-controlling shareholders, as set forth in article 264 of the LSA and in article 2, §1, VI, of CVM Instruction no. 319/99, as per recent opinions already provided by the CVM for inquiries submitted with regard to similar reorganization processes and as mentioned in CVM Resolution no. 559, dated 11/18/2008.

The mergers of the companies and of the spun-off assets, as described above, shall be carried out without disruption in relation to the operations and the telecommunication services provided to the clients, which services shall be provided by Telefônica, as successor thereof.

4. Organization chart: Implementing the Corporate Reorganization will result in Vivo, ATelecom, the TVA Companies and TST ceasing to exist and in their consequent exclusion from the corporate chain, which shall be represented as follows:

5. Additional Information:

5.1. General Meetings: the call notice for the Special Shareholders’ Meeting of the Company in which resolutions shall be made with respect to the Corporate Reorganization contemplated herein shall be disclosed on this date.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

5.2. Right to Withdrawal: under the terms of the provisions set forth in article 137 of the LSA, the Corporate Reorganization transactions will not entitle the shareholders of the Company to any withdrawal right. Further, the provisions in article 136, item (ix) and 137 of the LSA regarding dissent or exercise of the right to withdrawal of the non-controlling shareholders of the spun-off/merged companies do not apply, given that the sole shareholder, either direct or indirect, of all the companies involved in the merger is or, at the transaction date shall be, the Company.

5.3. Costs: the costs of the Corporate Reorganization shall be approximately five million, four hundred and seventy-one thousand, two hundred and fifty reais (R$ 5,471,250.00), including costs for evaluation, review, audit, legal assistance, financial assistance, other assistance, opinions, publications and other related expenses.

5.4. Independent Appraisers: in relation to Ernst & Young Terco Auditores Independentes S.S., there is no conflict or communion of interests with the controlling and minority shareholders of the companies involved in the merger, their shareholders, or the Corporate Reorganization.

5.5. Review of the Corporate Reorganization by the Regulatory Agencies: this Corporate Reorganization has been filed with the National Telecommunications Agency – ANATEL for prior consent, having been approved under the terms of Act no. 3043, dated May 27, 2013, published in the Federal Official Gazette on May 29, 2013 (“Consent Act”), with the restrictions provided for therein.

5.6. Availability of documents: the documents for the Corporate Reorganization subject matter hereof shall be made available to the respective shareholders for review, beginning June 12, 2013, from 9:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 5:00 p.m., at the Company’s head-office, in the City of São Paulo, State of São Paulo, on Avenue Eng. Luiz Carlos Berrini, nº 1376, 28th floor, Cidade Monções District, at the Investor Relations Office, telephone: (011) 3430-3687, everything as set forth in ICVMs 319/99 and 481/09.

Warning in compliance with the rules of the Securities and Exchange Commission, or SEC: This Relevant Fact is only an information disclosed by the Companies to their shareholders in relation to actions to be taken by their shareholders at the respective Special Shareholders’ Meeting and is not an offer document nor does it constitute an offer to sell or a request for an offer to purchase any securities or a request for any vote or approval whatsoever.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

São Paulo, June 11, 2013.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	June 11th, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director